SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____2_______)*


                         Cytoclonal Pharmaceutics Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                  23282G105
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 pages

CUSIP No. 23282G105                13G/A                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kinder Investments, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             104,000
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       104,000

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       104,000
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       1%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 23282G105                   13G/A                Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peyser Associates, LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             104,000
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       104,000
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        104,000

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       1%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                  CO.
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 23282G105                   13G/A                 Page 4 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Brian A. Wasserman


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            104,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             104,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       104,000

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       1%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 5 of 5 pages


               Kinder Investments, L.P., Peyser Associates, LLC and Brian A. Wasserman (the "Reporting Parties") hereby amend its statement on Schedule 13G relating to the Common Stock of Cytoclonal Pharmaceutics, Inc. (the "Issuer") as follows:



Item 4.   Ownership:

        (a)(b) As of August 2, 1999, the Reporting Parties may be deemed to beneficially own 104,000 shares or 1% of the Issuer's shares as follows: (i) 64,000 shares owned directly by Kinder Investments, and (ii) warrants to purchase 40,000 shares at an exercise price of $3.75 per share, expiring November 2, 2000 owned directly by Kinder Investments.

          (c) Wasserman, as the managing member of Peyser, has sole voting and dispositive control of shares owned by Kinder Investments.

Item 5.   Ownership of Five Percent or Less of a Class:

               The Reporting Parties have ceased to be beneficial owners of more than five percent of the Issuer's shares.

Item 10.    Certification:
            By signing below we certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purpose of effect.



                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.




                                           Kinder Investments, L.P.


                                              /s/ Brian A. Wasserman
Dated:   August 3, 1999                By:________________________________
         East Meadow, New York               Brian A. Wasserman
                                             Managing Member
                                             Peyser Associates, LLC





                                           Peyser Associates, LLC


                                             /s/ Brian A. Wasserman
Dated:   August 3, 1999                 By:_________________________________
         East Meadow, New York                Brian A. Wasserman
                                              Managing Member





                                             /s/ Brian A. Wasserman
Dated:  August 3, 1999                     _________________________________
        East Meadow, New York                    Brian A. Wasserman